DODGE & COX



June 30, 2007

International Stock Fund

Ticker Symbol

DODFX

Objective • The Fund seeks long-term growth of principal and income.

Strategy • The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

GENERAL INFORMATION

Net Asset Value Per Share	$48.88
Total Net Assets (billions)	$46.4
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.65%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	4%
30-Day SEC Yield[a]	1.42%
Fund Inception Date	2001

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 17 years.

ASSET ALLOCATION


Stocks: 94.6%
Cash Equivalents: 5.4%

PORTFOLIO CHARACTERISTICS

	Fund	MSCI EAFE
Number of Stocks	96	1,145
Median Market Capitalization (billions)	$16	$6
Weighted Average Market Capitalization (billions)	$65	$62
Price-to-Earnings Ratio[b]	14.2x	14.3x
Countries Represented	23	21
Emerging Markets (Brazil, Indonesia, Israel, Mexico, South Africa, South Korea, Thailand, Turkey)	16.7%	0.0%

REGION DIVERSIFICATION

	Fund	MSCI EAFE
Europe (excluding United Kingdom)	35.2%	46.5%
Japan	19.6	21.2
United Kingdom	16.0	23.1
Latin America	7.1	0.0
Pacific (excluding Japan)	6.6	9.2
United States	5.4	0.0
Africa	2.8	0.0
Canada	1.1	0.0
Middle East	0.8	0.0

TEN LARGEST HOLDINGS[c]

Nokia Oyj *(Finland)*	2.6%
Sanofi-Aventis *(France)*	2.6
HSBC Holdings PLC *(United Kingdom)*	2.5
GlaxoSmithKline PLC ADR *(United Kingdom)*	2.5
Novartis AG ADR *(Switzerland)*	2.2
Hitachi, Ltd. *(Japan)*	2.1
Matsushita Electric Industrial Co., Ltd. *(Japan)*	2.1
Total SA *(France)*	2.1
Infineon Technologies AG *(Germany)*	2.0
Royal Dutch Shell PLC ADR *(United Kingdom)*	2.0

SECTOR DIVERSIFICATION

	Fund	MSCI EAFE
Financials	22.5%	28.7%
Consumer Discretionary	14.3	11.8
Information Technology	12.1	5.5
Energy	9.6	7.6
Materials	9.5	9.5
Industrials	8.5	12.1
Health Care	8.1	6.3
Consumer Staples	6.0	7.8
Telecommunication Services	3.5	5.4
Utilities	0.5	5.3

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

*Average Annual Total Return**

For periods ended June 30, 2007	1 Year	3 Years	5 Years	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	28.85%	26.28%	22.98%	17.29%
MSCI EAFE Index	27.00	22.25	17.73	10.91

www.dodgeandcox.com

The Dodge & Cox International Stock Fund had a total return of 6.6% for the second quarter of 2007, compared to a total return of 6.4% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE). For the six months ended June 30, 2007, the Fund had a total return of 12.0%, compared to a total return of 10.7% for the MSCI EAFE. At quarter end, the Fund had net assets of $46.4 billion with a cash position of 5.4%.

SECOND QUARTER PERFORMANCE REVIEW

The Fund performed well both on an absolute basis and relative to the MSCI EAFE.

KEY CONTRIBUTORS TO RESULTS

- The Fund's selection of holdings in the Materials sector helped performance, returning 18% compared to 14% for the MSCI EAFE Materials sector. Notable performers included Imperial Chemical Industries (up 27%)—the target of a takeover by another Fund holding, Akzo Nobel, which was up 16% itself. Bayer (up 21%) and BASF (up 20%) also were strong.
- The Fund's investments in the Energy sector returned 20% on average and outperformed the MSCI EAFE Energy sector, which returned 17%. Selected strong performers included Royal Dutch Shell (up 24%), Schlumberger (up 23%) and Petrobras (up 20%).
- Investments in the Emerging Markets were generally strong. Standouts included LG.Philips (up 29%), Unibanco (up 29%) and Kasikornbank (up 18%). Companies in the Emerging Markets are not represented in the MSCI EAFE.

KEY DETRACTORS FROM RESULTS

- Selected investments in Media companies hurt the Fund's relative and absolute performance. News Corp. (down 8%) and Grupo Televisa (down 5%) were notable weak performers.
- The Fund's holdings in Japan detracted from performance. In particular, Mediceo Paltac (down 20%), Toto (down 14%) and Central Japan Railway (down 7%) were weak performers.

INVESTMENT STRATEGY

This was a particularly active quarter in terms of new investments as we added 15 new companies to the Fund. We construct the Fund one company at a time after formal written and oral advocacy by a global industry analyst, intense peer scrutiny and a formal review by the International Investment Policy Committee. Our investment time horizon is three-to-five years and, historically, the Fund's turnover has reflected an even longer holding period. Our analysts are constantly monitoring their industries and, when opportunity arises, we respond.

This past quarter we added substantially to our positions in European Pharmaceutical companies (GlaxoSmithKline and Sanofi-Aventis) and initiated a position in Novartis. We think current valuations embed all of the pessimism (patent expiration, regulatory conservatism, pricing pressure, etc.) and little of the long-term positives of the industry (an aging developed world, a wealthier developing world, significant intellectual property, extensive distribution networks, strong cash flow, etc.).

We also added significantly to Japanese Financial institutions and banks that serve the developing world consumer. In our opinion, concerns over the low interest-rate environment, the lack of corporate demand for lending, and consumer credit quality have created attractive valuations in Japanese Financials. We have also been looking for opportunities in financial franchises that serve the developing world. As their citizens get wealthier, financial institutions may benefit from increased financial product consumption. Therefore, we added to HSBC and Standard Chartered and initiated positions in Sabanci, Shinhan, Hang Lung and Bangkok Bank.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Semi-Annual Report, which will be available in August.

July 2007

*The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world's stock markets, excluding the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses. Expense reimbursements were paid by Dodge & Cox from the Fund's inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund's returns prior to June 30, 2003 would have been lower.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund's prospectus. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

06/07 ISF FS

DODGE & COX

June 30, 2007

Stock Fund

Ticker Symbol

DODGX

Objective The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION

Net Asset Value Per Share         $162.09

Total Net Assets (billions)         $72.0

Expense Ratio (1/1/07 to 6/30/07, annualized)         0.52%

Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)         8%

30-Day SEC Yield(a)         1.14%

Fund Inception         1965

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 21 years.

PORTFOLIO CHARACTERISTICS         Fund         S&P 500

Number of Stocks         84         500

Median Market Capitalization (billions)         $31         $14

Weighted Average Market

Capitalization (billions)         $84         $103

Price-to-Earnings Ratio(b) 14.4x         15.2x

Foreign Stocks(c)         19.0%         0.0%

TEN LARGEST HOLDINGS(d)

Hewlett-Packard Co.         3.6%

Comcast Corp., Class A         3.5

Wal-Mart Stores, Inc.         2.8

Sony Corp. ADR (Japan)         2.7

News Corp., Class A         2.7

Chevron Corp.         2.7

Motorola, Inc.         2.6

Time Warner, Inc.         2.6

Pfizer, Inc.         2.5

Sanofi-Aventis ADR (France)         2.4

ASSET ALLOCATION

Stocks: 97.6%

Cash

Equivalents: 2.4%

SECTOR DIVERSIFICATION         Fund         S&P 500

Consumer Discretionary         22.2%         10.2%

Health Care         16.6         11.7

Information Technology         15.4         15.4

Financials         13.7         20.8

Energy         10.4         10.8

Industrials         7.6         11.4

Materials         4.3         3.1

Consumer Staples         4.1         9.3

Telecommunication Services         2.9         3.8

Utilities         0.4         3.5

(a) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.

(c) Foreign stocks are U.S. dollar-denominated.

(d) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

*Average Annual Total Return**

For periods ended June 30, 2007	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	19.72%	16.02%	14.80%	13.12%	13.79%
S&P 500 Index	20.60	11.67	10.70	7.13	10.83

www.dodgeandcox.com

As equity markets rallied strongly during the second quarter, the Dodge & Cox Stock Fund had a total return of 5.4%, compared to a total return of 6.3% for the Standard & Poor's 500 Index (S&P 500). For the six months ended June 30, 2007, the Fund had a total return of 7.2%, compared to a total return of 7.0% for the S&P 500. At quarter end, the Fund had net assets of $72.0 billion with a cash position of 2.4%.

SECOND QUARTER PERFORMANCE REVIEW

The Fund performed well on an absolute basis, but underperformed the S&P 500 on a relative basis during the second quarter.

KEY DETRACTORS FROM RESULTS

- The Fund's performance was hindered by weak returns from its Health Care holdings (up 1%), in combination with a higher weighting than the S&P 500 sector (16% versus 12%). Sanofi-Aventis (down 5%) and GlaxoSmithKline (down 4%) were particularly weak performers, both releasing disappointing news on key pharmaceutical products.
- The Fund's Information Technology holdings (up 7%) underperformed the S&P 500 sector's 10% return. Hitachi (down 8%), Sun Microsystems (down 12%) and Motorola (flat) were weak contributors.
- The Fund's higher relative weighting in Consumer Discretionary stocks (23% versus 10%) hindered results, as the Fund's holdings (up 3%) and the S&P 500 sector (up 4%) both trailed the overall market's return. News Corp. (down 8%) and Macy's (down 11%) were notably weak contributors.

KEY CONTRIBUTORS TO RESULTS

- Bouncing back from a weak first quarter, the Fund's Energy holdings (up 19%) were its best performing group, and also outperformed the S&P 500 sector's 15% return. Oil service companies Baker Hughes (up 27%), Schlumberger (up 23%) and Royal Dutch Shell (up 26%) were notably strong performers.
- The Fund's lower relative weighting (14% versus 21%) in Financial holdings again aided relative results, as the sector remained one of the market's weakest areas. In addition, Fund holdings (up 3%) modestly outperformed the S&P 500 sector (up 2%). SLM (Sallie Mae) was a standout performer (up 41%), after agreeing to be acquired by a private equity group.
- Strong individual contributors included: Avaya (up 43%, after agreeing to be acquired), Hewlett-Packard (up 11%), Union Pacific (up 14%) and McDonald's (up 13%).

As always, we encourage shareholders to focus on the Fund's longer-term results which appear above. However, we caution once again to *not* expect a continuation of the Fund's dramatic outperformance of the S&P 500 over the past seven years: 14.3% versus 2.2% since June 30, 2000, approximately the peak of the equity market bubble.

INVESTMENT STRATEGY

Through our "bottom-up," individual company fundamental research, we continue to identify what we believe are attractive long-term opportunities in selected "fallen growth stocks" within areas such as Technology, Health Care and Retailing. For example, Motorola is now one of the Fund's largest holdings. The stock has performed poorly over the past year, down more than 25% over the past nine months, in part due to loss of market share and lower profits in its mobile handset business. However, we believe that management is working hard to stabilize the division by reducing costs and introducing new products that should be more competitive. We have added to the position as Motorola's valuation has declined to less than one times the company's revenues. Boston Scientific and Home Depot, new purchases during the quarter, are also examples of durable franchises under near-term pressure. In our view, Boston Scientific's valuation is depressed, partly due to concerns about its acquisition of Guidant, and Home Depot is operating in a difficult environment due to the weak housing market. With the conviction gained by our in-depth analysis of each company's long-term opportunities and risks, in juxtaposition to current valuation, we are optimistic about the potential returns of these holdings, as well as the other holdings in the Fund's broadly diversified portfolio.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Semi-Annual Report, which will be available in August.

July 2007

*The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

06/07 SF FS

June 30, 2007

DODGE & COX Income Fund

Ticker Symbol DODIX

Objective

- The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

- The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody's. To a lesser extent, the Fund may also invest in fixed income securities rated Baa/BBB, or lower, by Moody's/S&P.
  The proportions held in the various fixed income securities will be revised in light of Dodge & Cox's appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

GENERAL INFORMATION

Net Asset Value Per Share	$12.41
Total Net Assets (billions)	$14.3
30-Day SEC Yield[(a)]	5.39%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.44%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	13%
Fund Inception	1989

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 17 years, and by the Investment Policy Committee, whose 12 members' (for fixed income decisions) average tenure is 20 years.

ASSET ALLOCATION


Fixed Income Securities: 97.0%
Cash Equivalents: 3.0%

PORTFOLIO CHARACTERISTICS

	Fund	LBAG
Number of Fixed Income Securities	440	8,899
Effective Maturity (years)	6.2	7.3
Effective Duration (years)	3.9	4.7

FIVE LARGEST CORPORATE ISSUERS[(c)]

Ford Motor Credit Co.	2.6%
GMAC, LLC	2.2
Time Warner, Inc. (AOL Time Warner)	2.1
HCA, Inc.	1.9
Xerox Corp.	1.7

SECTOR DIVERSIFICATION

	Fund	LBAG
U.S. Treasury & Government Related	18.6%	33.8%
Mortgage-Related Securities	44.7	37.9
Asset-Backed Securities/CMBS[(b)]	2.1	6.3
Corporate	31.6	18.6
Non-Corporate Yankee	0.0	3.4
Cash Equivalents	3.0	0.0

CREDIT QUALITY[(d)]

	Fund	LBAG
U.S. Government & Government Related	63.2%	71.6%
Aaa	2.4	8.2
Aa	5.0	5.1
A	5.3	7.8
Baa	11.8	7.3
Ba	4.2	0.0
B	3.2	0.0
Caa	1.9	0.0
Cash Equivalents	3.0	0.0
Average Quality	Aa2	Aa1

MATURITY DIVERSIFICATION

	Fund	LBAG
0-1 Years to Maturity	9.2%	0.0%
1-5	49.3	41.5
5-10	30.7	47.2
10-15	1.4	3.1
15-20	1.2	2.2
20-25	6.4	2.9
25 and Over	1.8	3.1

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.

(b) CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.

(c) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d) The Fund's credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG's credit quality ratings are from Lehman Brothers and reference Moody's, Standard & Poor's and Fitch ratings. The LBAG's methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund's average credit quality would be Aa2. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return[1]

For periods ended June 30, 2007	1 Year	3 Years	5 Years	10 Years
Dodge & Cox Income Fund	6.47%	4.13%	4.89%	6.35%
LBAG Index	6.11	3.98	4.48	6.02

www.dodgeandcox.com

The Dodge & Cox Income Fund had a total return of -0.2% for the second quarter of 2007, compared to -0.5% for the Lehman Brothers Aggregate Bond Index (LBAG). For the six months ended June 30, 2007, the Fund returned 1.2%, compared to 1.0% for the LBAG. At quarter end, the Fund had net assets of $14.3 billion with a cash position of 3.0%.

SECOND QUARTER MARKET COMMENTARY

Intermediate and long-term U.S. Treasury yields rose by approximately 30-40 basis points[2] during the quarter and the 30-year Treasury yield exceeded (temporarily) 5.4% for the first time in three years. Contrary to market expectations, U.S. economic data revealed a nice rebound from the first quarter "stall" and there are indications that foreigners may reduce their significant U.S. Treasury purchases in search of better returns elsewhere.

The Federal Open Market Committee (FOMC) met twice during the quarter without adjusting the 5.25% target Federal Funds rate. Headline inflation has been increasing since October, most recently rising 2.7% year-over-year (through May). Core (ex-food and energy) inflation has moderated slightly, rising 2.2% year-over-year.

The Lehman Corporate Index returned -0.8% and performed in line with comparable-duration[3] Treasuries. Despite solid earnings reports and good equity market performance, yield premiums increased from narrow levels due to growing investor concern over the potential for LBO risk and implications of subprime mortgage lending problems. Mortgage-Backed Securities (MBS, measured by the Lehman MBS Index) returned -0.5% and underperformed comparable-duration Treasuries by 0.6% primarily due to spread widening.

SECOND QUARTER PERFORMANCE REVIEW

The Fund's total return was negative, as price declines on Fund holdings outweighed earned income for the period. However, the Fund outperformed its LBAG benchmark. The following factors influenced relative performance:

- The Fund's shorter effective duration (3.7 years versus 4.5 years for the LBAG at the beginning of the quarter) and yield curve positioning added significantly to relative returns given the general price declines of most intermediate and longer-term fixed income securities.
- Strong issue-specific corporate holdings helped performance. Of note, HCA, Liberty Media, Ford Motor Credit and Dillard's had solid relative returns, though these were offset slightly by poor performance from Macy's (Federated).
- The Fund's MBS sector overweight (4.8% greater than the LBAG at the beginning of the quarter) detracted from relative returns given that sector's weakness.

INVESTMENT STRATEGY

Within the Corporate sector we made small adjustments to several issuer weightings, including purchasing Health Net and adding to the Fund's HCA holdings. We also purchased Wachovia Bank 5-year floating-rate notes as a means of capitalizing on our expectations that interest rates will continue to rise. The Fund's corporate weighting was 31.6% at quarter end. The Fund's MBS weighting was 44.7% at quarter end; during the quarter we continued to add to the Fund's holdings of seasoned 15- and 30-year pass-throughs and "hybrid ARM" securities.

We have maintained the Fund's shorter relative duration positioning (just over 80% of the LBAG's duration) by focusing a relatively high proportion of the Fund's holdings in short and intermediate-term securities. Prospective "real" (after-inflation) yields have remained stubbornly low over the past several years, particularly among longer-maturity securities. In our view, these yields do not offer a sufficiently robust level of compensation for the risks assumed, including the possibility of higher-than-expected inflation. As always, we will continue to monitor existing Fund holdings and search for new investment opportunities to add to the Fund's yield and total return potential, while seeking to maintain a well-diversified, high average quality (Aa)[4] portfolio.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Semi-Annual Report, which will be available in August.

July 2007

[1] The LBAG is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income but, unlike Fund returns, do not reflect fees or expenses.
[2] One basis point is equal to 1/100th of 1%.
[3] Duration is a measure of a bond's price sensitivity to changes in interest rates.
[4] The Fund may invest in securities rated below Aa. As of June 30, 2007, 26.4% of the Fund was rated below Aa.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

06/07 IF FS

DODGE & COX

June 30, 2007

Balanced Fund

Ticker Symbol

DODBX

Objective         The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy         The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed income securities.

Stocks:         The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.

Fixed Income Securities:         Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

GENERAL INFORMATION

Net Asset Value Per Share         $90.01

Total Net Assets (billions)         $29.3

30-Day SEC Yield(a)         2.42%

Expense Ratio (1/1/07 to 6/30/07, annualized)         0.53%

Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)         11%

Fund Inception         1931

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 21 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 17 years.

STOCK PORTFOLIO (65.2% OF FUND)

Number of Stocks         84

Median Market Capitalization (billions)         $31

Price-to-Earnings Ratio(b)         14.4x

Foreign Stocks(c)         12.4%

FIVE LARGEST SECTORS

Consumer Discretionary         14.9%

Health Care         11.1

Information Technology         10.4

Financials         9.2

Energy         6.9

FIXED INCOME PORTFOLIO (32.4% OF FUND)

Number of Fixed Income Securities         326

Effective Maturity         5.9 years

Effective Duration         3.6 years

CREDIT QUALITY(e)

U.S. Government & Government Related         20.5%

Aaa         1.5

Aa         1.9

A         1.7

Baa         3.8

Ba         1.4

B         1.0

Caa         0.6

Average Quality         Aa2

ASSET ALLOCATION

Stocks: 65.2%

Fixed Income Securities: 32.4%

Cash

Equivalents: 2.4%

TEN LARGEST STOCK HOLDINGS(d)

Hewlett-Packard Co.         2.4%

Comcast Corp., Class A         2.4

Wal-Mart Stores, Inc.         1.9

Sony Corp. ADR (Japan)         1.8

News Corp., Class A         1.8

Chevron Corp.         1.8

Motorola, Inc.         1.8

Pfizer, Inc.         1.7

Time Warner, Inc.         1.6

McDonald’s Corp.         1.6

SECTOR DIVERSIFICATION

U.S. Treasury & Government Related         6.4%

Mortgage-Related Securities         14.1

Asset-Backed Securities         0.8

Corporate         11.1

FIVE LARGEST CORPORATE FIXED INCOME ISSUERS(d)

Ford Motor Credit Co.         0.8%

GMAC, LLC         0.7

Time Warner, Inc. (AOL Time Warner)         0.7

General Electric Co.         0.7

Wachovia Corp.         0.6

(a) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b) Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(c) Foreign stocks are U.S. dollar-denominated.

(d) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(e) Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return1

For periods ended June 30, 2007         1 Year         3 Years         5 Years         10 Years         20 Years

Dodge & Cox Balanced Fund         15.24%         11.57%         11.78%         11.09%         11.85%

Combined Index         14.66         8.61         8.38         7.01         9.74

www.dodgeandcox.com

The Dodge & Cox Balanced Fund had a total return of 3.7% for the second quarter of 2007, compared to a total return of 3.5% for the Combined Index. For the six months ended June 30, 2007, the Fund had a total return of 5.4%, compared to a total return of 4.6% for the Combined Index. At quarter end, the Fund’s net assets of $29.3 billion were invested in 65.2% stocks, 32.4% fixed income securities and 2.4% cash.

SECOND QUARTER PERFORMANCE REVIEW

Strong equity markets were the primary driver of Fund performance, as rising interest rates led to a flat return for the fixed income portion of the Fund. The stark difference in performance between equity and fixed income markets meant that the Fund benefited from its higher weighting (65.2%) in stocks relative to the Combined Index (60.0%).

EQUITY PORTFOLIO

Despite strong absolute performance, the equity portion of the Fund underperformed the Standard & Poor’s 500 Index’s (S&P 500) return of 6.3%. The portfolio’s relative performance was affected by several key factors:

The equity portfolio’s performance was hindered by weak returns from its Health Care holdings, in combination with a higher weighting than the S&P 500’s sector. Sanofi-Aventis (down 5%) and GlaxoSmithKline (down 4%) were particularly weak performers.

The portfolio’s Information Technology holdings modestly underperformed the S&P 500 sector’s 10% return. Hitachi (down 8%), Sun Microsystems (down 12%) and Motorola (flat) were particularly weak.

Bouncing back from a poor first quarter, the portfolio’s Energy stocks were the best performing group and also outperformed the S&P 500 sector’s 15% return. Oil service companies Baker Hughes (up 27%), Schlumberger (up 23%) and Royal Dutch Shell (up 26%) were notably strong performers.

The portfolio’s lower relative weighting (14% versus 21%) in Financial holdings again aided relative results, as the sector remained one of the market’s weakest areas. In addition, the portfolio’s holdings modestly outperformed the S&P 500 sector’s 2% return. SLM (Sallie Mae) was a standout performer (up 41%), after agreeing to be acquired by a private equity group.

Strong individual contributors included: Avaya (up 43%, after agreeing to be acquired), Hewlett-Packard (up 11%), Union Pacific (up 14%) and McDonald’s (up 13%).

FIXED INCOME PORTFOLIO

The fixed income portfolio outperformed the LBAG’s -0.5% return. The following factors influenced relative performance:

The portfolio’s shorter effective duration2 (3.8 years versus 4.5 years for the LBAG at the beginning of the quarter) and yield curve positioning added to relative returns given the general price declines of most intermediate and longer-term fixed income securities.

Strong issue-specific corporate holdings helped performance. Of note, HCA, Liberty Media, Ford Motor Credit and UnumProvident had solid returns, offset slightly by poor performance by Macy’s (Federated).

The portfolio’s mortgage-backed securities (MBS) sector overweight detracted from relative returns given that sector’s weakness.

INVESTMENT STRATEGY

In the equity portfolio, through our “bottom-up,” individual company fundamental research, we continue to identify what we believe are attractive long-term opportunities in selected “fallen growth stocks” within areas such as Technology, Health Care and Retailing. Boston Scientific and Home Depot, new purchases during the quarter, are good examples. In our view, Boston Scientific’s valuation is depressed, partly due to concerns about its acquisition of Guidant, and Home Depot is operating in a difficult environment due to the weak housing market. With the conviction gained by our in-depth analysis of each company’s long-term opportunities and risks, in juxtaposition to current valuation, we are optimistic about the potential returns of these holdings, as well as the other holdings in the Fund’s broadly diversified stock portfolio.

The fixed income portion of the Fund is positioned with a higher weighting in Corporate and MBS than its LBAG benchmark as we use our fundamental research capabilities to seek attractive opportunities in these higher yielding sectors of the market. We have also maintained the fixed income portfolio’s shorter relative duration positioning (just under 80% of the LBAG’s duration) by focusing a relatively high proportion of the Fund’s holdings in short and intermediate-term securities. Prospective “real” (after-inflation) yields have remained stubbornly low over the past several years, particularly among longer-maturity securities. In our view, these yields do not offer a sufficiently robust level of compensation for the risks assumed, including the possibility of higher-than-expected inflation.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Semi-Annual Report, which will be available in August. July 2007

1 The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index (S&P 500), which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond Index (LBAG), which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

2 Duration is a measure of a bond’s price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

06/07 BF FS

Balanced Fund

Overview | Characteristics | Risks | Manager Biographies

The Dodge & Cox Balanced Fund is closed to new investors.

Objectives:

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy:

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed Income Securities: The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

Fund Facts

Fund Inception Date	June 26, 1931
Total Net Assets (As of 6/30/07)	$29.3 billion
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.53%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	11%
Ticker Symbol	DODBX
CUSIP	256201104
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

*	The Dodge & Cox Balanced Fund is closed to new investors.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of June 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	19.72%	16.02%	14.80%	13.12%	13.79%
S&P 500 Index	20.60%	11.67%	10.70%	7.13%	10.83%

Fund Characteristics

as of June 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$162.09
Total Net Assets (billions)	$72.0
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.52%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	8%
30-Day SEC Yield(a)	1.14%
Fund Inception	1965

Portfolio Characteristics	Fund	S&P 500
Number of Stocks	84	500
Median Market Capitalization (billions)	$31	$14
Weighted Average Market Cap. (billions)	$84	$103
Price-to-Earnings Ratio(b)	14.4x	15.2x
Foreign Stocks (%)(c)	19.0%	0.0%

Ten Largest Holdings (%)(d)	Fund
Hewlett-Packard Co.	3.6
Comcast Corp., Class A	3.5
Wal-Mart Stores, Inc.	2.8
Sony Corp. ADR (Japan)	2.7
News Corp., Class A	2.7
Chevron Corp.	2.7
Motorola, Inc.	2.6
Time Warner, Inc.	2.6
Pfizer, Inc.	2.5
Sanofi-Aventis ADR (France)	2.4

Asset Allocation

Sector Diversification (%)	Fund	S&P 500
Consumer Discretionary	22.2	10.2
Health Care	16.6	11.7
Information Technology	15.4	15.4
Financials	13.7	20.8
Energy	10.4	10.8
Industrials	7.6	11.4
Materials	4.3	3.1
Consumer Staples	4.1	9.3
Telecommunication Services	2.9	3.8
Utilities	0.4	3.5

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of June 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Balanced Fund	15.24%	11.57%	11.78%	11.09%	11.85%
Combined Index(a)	14.66%	8.61%	8.38%	7.01%	9.74%

Fund Characteristics

as of June 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$90.01
Total Net Assets (billions)	$29.3
30-Day SEC Yield(b)	2.42%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.53%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	11%
Fund Inception	1931

Stock Portfolio (65.2% of Fund)

Stock Characteristics	Fund
Number of Stocks	84
Median Market Capitalization (billions)	$31
Price-to-Earnings Ratio(c)	14.4x
Foreign Stocks (%)(d)	12.4%

Five Largest Sectors (%)	Fund
Consumer Discretionary	14.9
Health Care	11.1
Information Technology	10.4
Financials	9.2
Energy	6.9

Fixed-Income Portfolio (32.4% of Fund)

Fixed-Income Characteristics	Fund
Number of Fixed-Income Securities	326
Effective Maturity	5.9 Years
Effective Duration	3.6 Years

Credit Quality (%)(f)	Fund
U.S. Gov’t. & Gov’t. Related	20.5
Aaa	1.5
Aa	1.9
A	1.7
Baa	3.8
Ba	1.4
B	1.0
Caa	0.6
Average Quality	Aa2

Asset Allocation

Ten Largest Stocks (%)(e)	Fund
Hewlett-Packard Co.	2.4
Comcast Corp., Class A	2.4
Wal-Mart Stores, Inc.	1.9
Sony Corp. ADR (Japan)	1.8
News Corp., Class A	1.8
Chevron Corp.	1.8
Motorola, Inc.	1.8
Pfizer, Inc.	1.7
Time Warner, Inc.	1.6
McDonald’s Corp.	1.6

Sector Diversification (%)	Fund
U.S. Treasury & Government Related	6.4
Mortgage-Related Securities	14.1
Asset-Backed Securities	0.8
Corporate	11.1

Five Largest Corporate Fixed-Income Issuers (%)(e)	Fund
Ford Motor Credit Co.	0.8
GMAC, LLC	0.7
Time Warner, Inc. (AOL Time Warner)	0.7
General Electric Co.	0.7
Wachovia Corp.	0.6

(a)

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.

(b)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d)	Foreign stocks are U.S. dollar-denominated.
(e)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(f)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund

Overview | Characteristics | Risks | Manager Biographies

Objectives:

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy:

The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed-income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed-income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

Fund Facts:

Fund Inception Date	January 3, 1989
Total Net Assets (As of 6/30/07)	$14.3 billion
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.44%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	13%
Ticker Symbol	DODIX
CUSIP	256210105
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of June 30, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	6.47%	4.13%	4.89%	6.35%	NA	†
LBAG Index	6.11%	3.98%	4.48%	6.02%	NA	†

Fund Characteristics

as of June 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$12.41
Total Net Assets (billions)	$14.3
30-Day SEC Yield(a)	5.39%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.44%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	13%
Fund Inception	1989

Portfolio Characteristics	Fund	LBAG
Number of Fixed-Income Securities	440	8899
Effective Maturity (years)	6.2	7.3
Effective Duration (years)	3.9	4.7

Five Largest Corporate Issuers (%)(c)	Fund
Ford Motor Credit Co.	2.6
GMAC, LLC	2.2
Time Warner, Inc. (AOL Time Warner)	2.1
HCA, Inc.	1.9
Xerox Corp.	1.7

Credit Quality (%)(d)	Fund	LBAG
U.S. Government & Government Related	63.2	71.6
Aaa	2.4	8.2
Aa	5.0	5.1
A	5.3	7.8
Baa	11.8	7.3
Ba	4.2	0.0
B	3.2	0.0
Caa	1.9	0.0
Cash Equivalents	3.0	0.0
Average Quality	Aa2	Aa1

Asset Allocation

Sector Diversification (%)	Fund	LBAG
U.S. Treasury & Government Related	18.6	33.8
Mortgage-Related Securities	44.7	37.9
Asset-Backed Securities/CMBS(b)	2.1	6.3
Corporate	31.6	18.6
Non-Corporate Yankee	0.0	3.4
Cash Equivalents	3.0	0.0

Maturity Diversification (%)	Fund	LBAG
0-1 Years to Maturity	9.2	0.0
1-5	49.3	41.5
5-10	30.7	47.2
10-15	1.4	3.1
15-20	1.2	2.2
20-25	6.4	2.9
25 and Over	1.8	3.1

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa2. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†

The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through June 30, 2007 (18.50 years) was 7.77%. The Lehman Brothers Aggregate Bond Index’s (LBAG) total return was 7.42% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund

Overview | Characteristics | Risks | Manager Biographies

Objectives:

The Fund seeks long-term growth of principal and income.

Strategy:

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fund Facts

Fund Inception Date	May 1, 2001
Total Net Assets (As of 6/30/07)	$46.4 billion
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.65%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	4%
Ticker Symbol	DODFX
CUSIP	256206103
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of June 30, 2007 (updated quarterly)

	1 Year		3 Years		5 Years		10 Years		20 Years
International Stock Fund	28.85	%*	26.28	%*	22.98	%*	NA	†	NA	†
MSCI EAFE Index	27.00%		22.25%		17.73%		NA	†	NA	†

*	Revised July 10, 2007

Fund Characteristics

as of June 30, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$48.88
Total Net Assets (billions)	$46.4
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.65%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	4%
30-Day SEC Yield(a)	1.42%
Fund Inception	2001

Portfolio Characteristics	Fund	MSCI EAFE
Number of Stocks	96	1,145
Median Market Capitalization (billions)	$16	$6
Weighted Average Market Cap. (billions)	$65	$62
Price-to-Earnings Ratio(b)	14.2x	14.3x
Countries Represented	23	21
Emerging Markets	16.7%	0.0%

Ten Largest Holdings (%)(c)	Fund
Nokia Oyj (Finland)	2.6
Sanofi-Aventis (France)	2.6
HSBC Holdings PLC (United Kingdom)	2.5
GlaxoSmithKline PLC ADR (United Kingdom)	2.5
Novartis AG ADR (Switzerland)	2.2
Hitachi, Ltd. (Japan)	2.1
Matsushita Electric Industrial Co. Ltd. (Japan)	2.1
Total SA (France)	2.1
Infineon Technologies AG (Germany)	2.0
Royal Dutch Shell PLC ADR (United Kingdom)	2.0

Asset Allocation

Region Diversification (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	35.2	46.5
Japan	19.6	21.2
United Kingdom	16.0	23.1
Latin America	7.1	0.0
Pacific (excluding Japan)	6.6	9.2
United States	5.4	0.0
Africa	2.8	0.0
Canada	1.1	0.0
Middle East	0.8	0.0

Sector Diversification (%)	Fund	MSCI EAFE
Financials	22.5	28.7
Consumer Discretionary	14.3	11.8
Information Technology	12.1	5.5
Energy	9.6	7.6
Materials	9.5	9.5
Industrials	8.5	12.1
Health Care	8.1	6.3
Consumer Staples	6.0	7.8
Telecommunication Services	3.5	5.4
Utilities	0.5	5.3

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†

The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through June 30, 2007 (6.17 years) was 17.29%. The MSCI EAFE’s total return was 10.91% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund

Overview | Characteristics | Risks | Manager Biographies

The Dodge & Cox Stock Fund is closed to new investors.

Objectives:

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy:

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fund Facts

Fund Inception Date	January 4, 1965
Total Net Assets (As of 6/30/07)	$72.0 billion
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.52%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	8%
Ticker Symbol	DODGX
CUSIP	256219106
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

*	The Dodge & Cox Stock Fund is closed to new investors.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.